UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2025

COMMUNE OMNI FUND, LLC

(Exact name of issuer as specified in its charter)

Delaware	99-1550010
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

31248 Oak Crest Dr #100

Westlake Village, CA 91361

(Full mailing address of principal executive offices)

805-367-3246

(Issuer’s telephone number, including area code)

FORWARD LOOKING STATEMENTS

THIS SEMI-ANNUAL REPORT ON FORM 1-SA, MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED BY THE FORWARD-LOOKING STATEMENTS. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

The Company was formed on February 22, 2024 (“Inception”). As of the date of this semiannual report, the Company has not commenced its operations of purchasing or making Investments and is not capitalized. The Company has spent time preparing the offering which commenced on August 22, 2025 (the “Offering”).

During the period from Inception through June 30, 2025, the Company has not generated any revenue and has incurred $332,662 in costs related to preparing to commence operations and preparing the Offering, of which $186,944 is recorded as deferred offering costs. The Company plans to finance the acquisition of Investments through equity financing, including equity capital raised in connection with the Offering.

The Company has incurred $74,993 in operating expenses from January 1, 2025 to June 30, 2025, and $66,925 from inception to December 31, 2024.

Liquidity and Capital Resources

The Company’s principal demands for funds will be to acquire, hold, and make Investments, the payment of operating expenses and distributions, and for the payment of principal and interest on any indebtedness incurred by the Company. Although the Company depends upon the net proceeds from the sale of Units to conduct substantially all of its operations, the Company may fund capital requirements from a variety of other sources, including, without limitation, cash flow from the Company and proceeds from any other financing.

The Company intends to use its capital resources to operate in the manner described under “Plan of Operations.” The Company’s short-term liquidity and capital requirements include, without limitation, Property level operating expenses, interest and principal payments on debt obligations, distributions to members, fees or reimbursements to the Manager or other service provider, and general and administrative expenses. The Company’s long-term liquidity requirements include, without limitation, acquisition or making new Investments, payment of interest and principal under debt obligations, and tenant improvement, leasing commissions, and other capital expenditures.

The Manager has advanced the Company approximately $109,103 for the period January 1, 2025 through June 30, 2025, and $223,559 for the period from Inception through December 31, 2024. As of June 30, 2025, $332,662 remains payable to the Manager.

The Company estimates that if it raises the maximum amount sought in this Offering, it could operate through 24 months without raising additional capital. If the Company raises less than $75,000,000, the Company will make fewer investments.

Trend Information

Undersupply of Housing

California and other states face a significant housing deficit, creating a robust investment opportunity for multifamily developments. According to the California Department of Housing and Community Development, California needs approximately 180,000 new homes per year to meet demand, but production has averaged fewer than 80,000 annually1 over the past decade. This shortfall has resulted in increased competition for existing units, driving up both rents and home prices.

Regulatory Challenges

California's regulatory framework further exacerbates the housing shortage:

•	Local Zoning Restrictions: Many areas maintain restrictive zoning laws, limiting density and multifamily housing opportunities.[2]

•	Development Fees and Costs: Building costs have surged. A Terner Center study found that multifamily construction costs increased by 25% between 2010 and 2020 due to many factors, including rising material costs and labor shortages.[3]

These hurdles can slow construction and inflate costs, further tightening the market.

Rising Rents and Property Values

Despite the aforementioned challenges, California’s multifamily sector remains strong compared to other markets experiencing rent declines due to oversaturation.

1 California Housing Future: Challenges and Opportunities, Final Statewide Housing Assessment 2025 at page 1, available at https://www.hcd.ca.gov/policy-research/plans-reports/docs/sha_final_combined.pdf

2 Kevin DeGood, Building Opportunity: Expanding Housing in American by Reforming Local Lane Use (September 19, 2024), available at https://www.americanprogress.org/article/building-opportunity-expanding-housing-in-america-by-reforming-local-land-use/

3 Ben Christopher and Manuela Tobias, Californias: Here’s why your housing costs are so high, Cal Matters (October 15, 2024), available at https://calmatters.org/explainers/california-housing-costs-explainer/#:~:text=The%20cost%20of%20building%20multifamily%20housing%20in,nine%20percent%20or%20more%20each%20year%2C%20according

•	Statewide Average Rent: As of November 2025, the average rent in California is $2,795, which is nearly $795 above the national average.[4]

•	San Diego Median Home Prices: The median home sale price in San Diego County was $889,450 in September 2025, marking a -0.06% year-over-year decrease.[5]

•	Ventura County Median Home Prices: The median home sale price in Ventura County reached $842,500 in September 2025, reflecting a -2.6% decrease from the prior year.[6]

These trends contrast sharply with markets like Austin, Texas, where oversupply led average home value to a 6.8% decline over the past year of from September 2025.7

City-Specific Shortfalls

San Diego, Ventura, and Los Angeles are three markets that are undersupplied and where rising home values have made renting a viable option for many residents.

Affordable Housing Programs

To combat the undersupply of affordable housing, Los Angeles adopted Executive Directive 1 (“ED1”) which accelerates the approval and permit process for 100% affordable housing projects.8 This directive reduces the timeline for approvals to a targeted 60-day period.9 This accelerated timeline creates the opportunity for lowering holding costs and potential uncertainty for developers. We believe, these benefits, combined with Los Angeles’s severe housing shortage, make investing in affordable multifamily housing both socially impactful and financially strategic.

Additionally, there are multiple federal affordable housing programs administered by HUD or state housing finance agencies, that can provide mortgage insurance, favorable financing terms, tax credits or rental assistance payments to property owners.

Conclusion

Investing in multifamily apartments in California, particularly undersupplied markets like San Diego, Ventura, and Los Angeles, offers substantial growth potential. The combination of chronic undersupply, regulatory hurdles, and incentives like ED1 presents an opportunity to target positive returns while contributing to alleviating the state’s housing crisis.

4 Zillow Rental Manager, Average Rental Price in California & Market Trends, as of November 3, 2025.

5 Per Redfin as of September 2025, available at https://www.redfin.com/county/339/CA/San-Diego-County/housing-market

6 Per Redfin as of February 2025, available at https://www.redfin.com/county/358/CA/Ventura-County/housing-market

7 https://www.zillow.com/home-values/10221/austin-tx/

8 https://planning.lacity.gov/project-review/executive-directive-1

9 https://cityclerk.lacity.org/onlinedocs/2023/23-0623_rpt_plan_12-06-23.pdf

ITEM 2.  OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

COMMUNE OMNI FUND, LLC

Consolidated Financial Statements

UNAUDITED
As of June 30, 2025 and December 31, 2024, for the Six Months Ended June 30, 2025 and for the Period from February 22, 2024 (inception) to June 30, 2024

COMMUNE OMNI FUND, LLC

CONSOLIDATED BALANCE SHEETS

As of June 30, 2025 (Unaudited) and December 31, 2024 (Audited)

	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS
Assets
Cash	$-	$-
Deferred Offering Cost	186,944	156,634

TOTAL ASSETS	$186,944	$156,634

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)

Liabilities
Due to Related Party	$332,662	$223,559

Total Liabilities	332,662	223,559

Members' Equity/(Deficit)

Total Members' Equity/(Deficit)	(145,718)	(66,925)

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$186,944	$156,634

See accompanying notes, which are an integral part of these consolidated financial statements.

COMMUNE OMNI FUND, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2025 and

for the Period from February 22, 2024 (inception) to June 30, 2024 (Unaudited)

	Six Months Ended	Period from February 22, 2024
	June 30, 2025	(inception) to June 30, 2024
Revenues	$-	$-

Operating Expenses
Legal Fees	55,392
Accounting	7,464
Other Professional Services	11,760
Dues & Subscriptions	377	2,056

Total Operating Expenses	74,993	2,056

Taxes	3,800

Net Loss	$(78,793)	$(2,056)

See accompanying notes, which are an integral part of these consolidated financial statements.

COMMUNE OMNI FUND, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

For the Six Months ended June 30, 2025

And for the Period from February 22, 2024 (inception) to June 30, 2024 (Unaudited)

	Accumulated Deficit	Capital Contributions	Total Members’ Equity/(Deficit)
Balance at February 22, 2024 (Inception)	$-	$-	$-

Net Loss	(2,056)	-	(2,056)

Balance at June 30 , 2024	$(2,056)	$-	$(2,056)

Balance at December 31, 2024	$(66,925)	$-	$(66,925)

Net Loss	(78,793)	-	(78,793)

Balance at June 30, 2025	$(145,718)	$-	$(145,718)

See accompanying notes, which are an integral part of these consolidated financial statements.

COMMUNE OMNI FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2025

and for the Period from February 22, 2024 (inception) to June 30, 2024 (Unaudited)

	Six Months Ended	Period from February 22, 2024
	June 30, 2025	(inception) to June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(78,793)	$(2,056)

Net Cash Used in Operating Activities	(78,793)	(2,056)

CASH FLOWS FROM FINANCING ACTIVITIES
Funds Advanced by Manager	109,103	114,411
Deferred Offering Costs	(30,310)	(112,355)

Net Cash Provided by Financing Activities	78,793	2,056

Net Change in Cash	-	-

Cash at the Beginning of the Period	-	-

Cash at the End of the Period	$-	$-

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Income Taxes	$-	$-
Cash Paid for Interest	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

COMMUNE OMNI FUND, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and December 31, 2024,

for the six months ended June 30, 2025

and for the period from February 22, 2024 (inception) to June 30, 2024

NOTE 1 – DESCRIPTION OF THE COMPANY

Commune Omni Fund, LLC, (the “Company”) is a Delaware limited liability company that was formed on February 22, 2024. The purpose of the Company is to: (i) purchase, manage, and dispose of investments in real property selected by the Manager; and (ii) engage in such activities necessary, incidental or ancillary thereto and any other lawful act or activity for which limited liability companies may be organized under the law in furtherance of the foregoing.

Commune Omni Fund OC, LLC, (the “Subsidiary”) a Delaware limited liability company that was formed on February 22, 2024, is a subsidiary of the Company. The purpose of the Subsidiary is to: (i) purchase, manage, and dispose of investments in real property selected by the Manager (each such property a “Property" and collectively, the "Properties"); and (ii) engage in such activities necessary, incidental or ancillary thereto and any other lawful act or activity for which limited liability companies may be organized under the law in furtherance of the foregoing.

The Company and its Subsidiary are managed by its managing member, Commune Omni Fund Management, LLC (the “Manager”).

As of June 30, 2025, the Company and its Subsidiary have not yet commenced operations. Once the Company and its Subsidiary commence their planned principal operations, they will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The accompanying consolidated financial statements include the accounts of Commune Omni Fund, LLC and Commune Omni Fund OC, LLC. All significant intercompany transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying consolidated and consolidating balance sheets as of June 30, 2025, and the consolidated and consolidating statements of operations, consolidated and consolidating statements of changes in member's equity and consolidated and consolidating cash flows for the six-month periods ended June 30, 2025 and 2024 are unaudited. The unaudited interim consolidated and consolidating financial statements have been prepared on the same basis as the audited annual consolidated and consolidating financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-month period ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2025 and 2024 are also unaudited. The results for the six-month periods ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2025, no bank accounts exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds of the offering. As of June 30, 2025 and December 31, 2024, the Manager has incurred $186,944 and $156,634 in offering expenses, respectively.

Fair Value of Financial Instruments

Entities are permitted under GAAP to elect to measure certain financial instruments and certain other items at either fair value or cost. We have elected the cost measurement option in all circumstances where we had an option.

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable for any financial assets or liabilities that are carried at fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Interest Income and Expenses

Interest income and expenses are recorded on the accrual basis of accounting.

Income Taxes

The Company intends to elect to be taxed as a Real Estate Investment Trust (REIT). The Company files income tax returns in the U.S. Federal and State jurisdictions. The Company is not currently under examination. Management has determined that the Company does not have any uncertain tax positions or associated unrecognized benefits that materially impact the consolidated financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge.

Revenue Recognition

The Company does not currently generate any revenues. Revenues are expected to be generated at the Subsidiary level after Properties are acquired, developed, and placed into service. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Partner determine revenue recognition through the following steps:

·	Identification of a contract with a customer;

·	Identification of the performance obligations in the contract;

·	Determination of the transaction price;

·	Allocation of the transaction price to the performance obligations in the contract; and

·	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and the Subsidiary expect to be entitled to in exchange for those goods or services. As a practical expedient, the Company and the Subsidiary do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

Organization Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

NOTE 3 – INVESTMENT IN PROPERTY

As of June 30, 2025, and December 31, 2024, the Company does not own any properties.

NOTE 4 – OTHER ASSETS

As of June 30, 2025, and December 31, 2024, there are no other assets to be reported.

NOTE 5 – PROPERTY AND EQUIPMENT

As of June 30, 2025, and December 31, 2024, there is no property or equipment held.

NOTE 6 – RELATED PARTY TRANSACTIONS

Management Fees

In accordance with the Limited Liability Company Agreement dated February 22, 2024, Commune Omni Fund Management, LLC, (the Manager) serves as the Manager for the Company. As compensation for its services, the Company will pay the Manager an annual asset management fee, attributed to each Member, pro rata, based on their respective Units, equal to 2.0% annualized of the sum of the aggregate net value of the Properties owned by the Company or its subsidiaries. As of June 30, 2025, and December 31, 2024, no management fees are owed by the Company and its Subsidiary to the Manager.

As of June 30, 2025, and December 31, 2024, the Company owed the Manager $332,622 and $223,559 for costs paid related to deferred offering costs and operating expenses, respectively. These advances are non-interest-bearing and considered payable upon demand.

NOTE 7 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and its subsidiary have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of June 30, 2025, and December 31, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s and its subsidiary’s ability to continue as a going concern in the next periods are dependent upon their ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and its subsidiary will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and its subsidiary be unable to continue as a going concern.

NOTE 8 – MEMBERS’ EQUITY/(DEFICIT)

Pursuant to the terms of the operating agreement, the Manager will be responsible for directing the management of the business and affairs, managing our day-to-day affairs, and making decisions related to investments and dispositions.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company’s offering and investment management services.

Members intending to become a common unit holder shall be obligated to pay the Company the amount due for each common unit to be acquired upon such person's admission to the Company as a common unit holder, and the admission of such person as a common unit holder in respect thereof shall be contingent upon the Company receiving full payment of such amount.

No Member may withdraw any amount from the Company unless such withdrawal is made pursuant to the guidelines in the operating agreement or a dissolution of the entity. Redemptions of common units can be made at the Company’s option a at redemption price determined by the Manager.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company may pay dividends to the common unit holders in proportion to their respective common units at such times and in such amounts as shall be determined by the Manager in its sole discretion. The Company intends to distribute at least 90% of its taxable net income, as required to qualify as a real estate investment trust.

The Company owns all of the Class A membership interests in the Subsidiary. Distributions of cash flow from the Subsidiary will be paid 70% to the Company, and 30% to the member holding the Class B membership interest. Distributions of distributable sales proceeds from the Subsidiary will be paid first to the Company until the Company has received distributions equal to the Company’s aggregate unreturned capital contributions made to the Subsidiary; thereafter distributions will be paid 70% to the Company, and 30% to the member holding the Class B membership interest.

NOTE 9 –COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 23, 2025, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

ITEM 4. EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNE OMNI FUND, LLC

By: Commune Omni Fund Management, LLC, its manager

By: Commune Capital, LLC, its manager

By: /s/ Jerry Sanada
Name: Jerry Sanada
Title: Co-President and Chief Investment Officer

This semi annual report has been signed by the following persons in the capacities and on the dates indicated.

COMMUNE OMNI FUND MANAGEMENT, LLC

By: Commune Capital, LLC, its manager

By: /s/ Jerry Sanada

Name: Jerry Sanada

Title: Co-President and Chief Investment Officer

By: /s/ Michael Allen Taylor

Name: Michael Allen Taylor

Title: Co-President

By: /s/ Douglas Laabs

Name: Douglas Laabs

Title: Chief Financial Officer (principal financial and accounting officer)